UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 24)

Evolving Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30049R209

(CUSIP Number)

Karen Singer

212 Vaccaro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

October 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A24

CUSIP No.	30049R209

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER
2,545,638

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,545,638

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,545,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.8%

14	TYPE OF REPORTING PERSON
IN

This constitutes Amendment No. 24 (the “Amendment No. 24”) to the Statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer”), dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer” or “Company”). The Company’s principal executive offices are located at 9800 Pyramid Court, Suite 400, Englewood, CO 80112. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby supplemented and superseded, as the case may be, as follows:

On October 15, 2021, the Reporting Person entered into a Voting and Support Agreement (the “Voting Agreement”) with ETI-NET Inc., Investissements RIV Europe Limitee, and Said Hini (collectively, the “Buyers”) pursuant to which the Reporting Person agreed to support the purchases of all of the issued and outstanding shares of capital stock or other equity interests of the Issuer and Evolving Systems Holding Ltd., and all of the software used in the business of the Issuer by the Buyers (the “Transaction”). Ms. Singer agreed to certain voting restrictions commencing on the effective date of the Voting Agreement and ending on the earlier of (i) the consummation of the Transaction, (ii) the termination of the equity and software purchase agreements pursuant to its terms thereunder or change of its recommendations by the Issuer’s board of directors pursuant to the terms of the equity purchase agreement, or (iii) an amendment or modification to any of the equity or software purchase agreements which result in the decrease in, or change in the composition of, the purchase price of the equity or software without the consent of the Reporting Person (the “Voting Period”).

Further, Ms. Singer agreed pursuant to the Voting Agreement to vote at any stockholder meeting or consent to any stockholder actions and vote (i) in favor of the software and equity purchase agreements and the Transactions, (ii) against any action, proposal, transaction or agreement that would cause a material breach in any obligation or agreement of the Issuer contained in any purchase agreement, or prevent, impede or delay the Transaction, and (iii) in favor of all items necessary to consummate the terms of the purchase agreements and the Transaction (the “Required Votes”). Ms. Singer also granted an irrevocable proxy to the Buyers should Ms. Singer not deliver her proxy card to the Company prior to any meeting concerning the Required Votes. The Reporting Person will not transfer or agree to transfer any of her shares during the Voting Period without the written consent of the Buyers and in compliance with the terms and conditions in the Voting Agreement.

Nothing in the Voting Agreement limits or restricts any affiliate of the Reporting Person from exercising any rights under the purchase agreements or exercising its fiduciary duties as an officer or director of the Issuer.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto.

Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)  Ms. Singer is the beneficial owner of 2,545,638 shares of Common Stock as trustee of the Trust, comprising approximately 20.8% of the outstanding shares of Common Stock.

(b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock reported on this Schedule 13D.

(c)  Not applicable.

(d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

On October 15, 2021, Ms. Singer entered into the Voting Agreement. A copy of such agreement is attached as Exhibit A hereto.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is amended as follows:

Exhibit A:	Voting and Support Agreement, dated October 15, 2021, by and among ETI-NET Inc., Investissements RIV Europe Limitee, Said Hini, and Karen Singer, Trustee of the Singer Children’s Management Trust.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2021

/s/ Karen Singer
Karen Singer

5

Exhibit A

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of October 15, 2021, by and among ETI-NET Inc., a Quebec corporation (“ETI-NET”), Investissements RIV Europe Limitee, a Quebec corporation (“IRE”) and Said Hini, an individual (“Hini”, and collectively with ETI-NET and IRE, “Buyers”), and Karen Singer, Trustee of the Singer Children’s Management Trust (the “Stockholder”).

WHEREAS, Buyers have entered into as of the date hereof (i) the Equity Purchase Agreement (the “EPA”) with Evolving Systems, Inc., a Delaware corporation (the “Company”) and Evolving Systems Holdings Ltd., a limited corporation incorporated under the laws of England and Wales (“Evolving UK”), (ii) the Software Purchase Agreement (the “ESL SPA”) with Evolving Systems Limited, a company incorporated in England & Wales (“ESL”), and (iii) the Software Purchase Agreement (the “Evolving NC SPA”) with the Company and Evolving Systems NC, Inc., a Delaware corporation (“Evolving NC”, and, together with the Company, Evolving UK, and ESL, the “Sellers”). The Evolving NC SPA, the EPA and ESL SPA shall be referred to as the “Purchase Agreements”, under which, among other things, the Buyers shall acquire all of the issued and outstanding shares of capital stock or other equity interests of the Acquired Companies and all of the Software used in the Business of the Company (the “Transaction”), upon the terms and subject to the conditions set forth in the Purchase Agreements (capitalized terms used herein without definition shall have the respective meanings specified in the Purchase Agreements);

WHEREAS, the Stockholder beneficially owns 2,545,638 shares of capital stock of the Company (the “Existing Shares”); and

WHEREAS, as a condition to the willingness of Buyer to enter into the Purchase Agreements and as an inducement and in consideration therefor, the Stockholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
VOTING; GRANT AND APPOINTMENT OF proxy

Section 1.1             Voting. From and after the date hereof until the earlier of (a) the consummation of the Transaction, (b) the termination of the Purchase Agreements pursuant to its terms or change by the Board of its recommendation to stockholders pursuant to Section 4.2(c) of the EPA, and (c) the entry by the Company, without the prior written consent of the Stockholder, into any amendment or modification of any of the Purchase Agreements, or any written waiver of the Company’s rights under any of the Purchase Agreements made in connection with a request from the Buyer, in each case, which results in a decrease in, or change in the composition of, the Purchase Price or the Software Purchase Price (such earlier date, the “Expiration Date”), the Stockholder irrevocably and unconditionally hereby agrees, subject to Section 1.5, that at any meeting (whether annual or special and each adjourned or postponed meeting) of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder will (i) appear at such meeting or otherwise cause all of its Existing Shares and other Voting Shares (as hereinafter defined) over which it has acquired beneficial ownership after the date hereof (including any Voting Shares acquired by means of purchase, dividend or distribution, or exercise of options or otherwise) (collectively, the “New Shares”, and together with the Existing Shares, the “Shares”), which it owns as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (whether by proxy, written consent or otherwise) (A) in favor of the Purchase Agreements and the approval of the transactions contemplated thereby, including the Transaction, (B) against any action, proposal, transaction or agreement that is intended to or that would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company (or any other Group Company) contained in the Purchase Agreements, (2) prevent, materially impede, interfere, discourage, materially delay or adversely affect the Company’s or Buyer’s ability to consummate the transactions contemplated by the Purchase Agreements, including the Transaction, and (C) in favor of any other matter necessary or desirable to the consummation of the transactions contemplated by the Purchase Agreements, including the Transaction (clauses (A) through (C), the “Required Votes”). Except as explicitly set forth in this Section 1.1, nothing in this Agreement shall limit the right of the Stockholder to vote (including by executing and delivering the written consent of the Company’s stockholders) in favor of, against or abstain with respect to any other matters presented to the Company’s stockholders. As used in this Agreement, “Voting Shares” shall mean any shares of capital stock of the Company and any other securities of the Company eligible to vote on any of the Required Votes.

Section 1.2             No Agreement as Director or Officer. The Buyer acknowledges and agrees that no director or officer of the Company makes any agreement in its capacity as a director or officer of the Company or any of its Subsidiaries, and nothing in this Agreement will: (a) limit or affect any actions or omissions taken by any Affiliate of the Stockholder in his or her capacity as a director or officer, including exercising rights under the Purchase Agreements, and no such actions or omissions shall be deemed a breach of this Agreement or (b) be construed to prohibit, limit, or restrict any Affiliate of the Stockholder from exercising its fiduciary duties as an officer or director of the Company to the Company or its stockholders.

Section 1.3             Restrictions on Transfers. Absent the prior written consent of Buyer, the Stockholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, (a) sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding providing for the Transfer of any Shares, other than (i) (A) any Transfer made for estate planning purposes or to a charitable institution for philanthropic purposes or (B) any Transfer to an Affiliate of the Stockholder, (ii) a Transfer pursuant to any trust or will of the Stockholder or by the Laws of intestate succession, (iii) a Transfer to the Company solely in connection with the payment of the exercise price (or other consideration if cashless exercise is available) and/or the satisfaction of any tax withholding obligations arising from the exercise of any Options, but only if, in each case of the foregoing clauses (i) and (ii), prior to the effectiveness of such Transfer, the transferee agrees in writing to be bound by the applicable terms hereof, or (iv) a Transfer to a transferee that agrees in writing to be bound by the applicable terms hereof and notice of such Transfer is delivered to Buyer pursuant to Section 4.3 or (b) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a).

Section 1.4             Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for this Agreement, it (a) has not entered and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares that is inconsistent with this Agreement and (b) has not granted and shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Shares that is inconsistent with this Agreement.

Section 1.5             No Obligation to Exercise Options. Nothing contained in this Article I shall require the Stockholder (or shall entitle any proxy of the Stockholder) to (i) convert, exercise or exchange any Option in order to obtain any underlying New Shares or (ii) vote, or execute any consent with respect to, any New Shares underlying such Options that have not yet been issued as of the applicable record date for that vote or consent.

Section 1.6             Grant of Irrevocable Proxy; Appointment of Proxy.

(a)             From and after the date hereof until the Expiration Date, the Stockholder hereby irrevocably and unconditionally grants to, and appoints, Buyer and any designee thereof as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) in accordance with the DGCL, for and in the name, place and stead of the Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Shares owned by the Stockholder as of the applicable record date in accordance with the Required Votes; provided that the Stockholder’s grant of the proxy contemplated by this Section 1.6 shall be effective if, and only if, the Stockholder has not delivered to the Company prior to the meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that the Shares of the Stockholder be voted in accordance with the Required Votes. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(b)             The Stockholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes all such proxies.

(c)             The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.6 is given in connection with the execution of the Purchase Agreements, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The parties hereby further affirm that the irrevocable proxy is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically, and any underlying appointment shall automatically be revoked and rescinded and of no force and effect, in each case without further action by any party. The proxy granted by the Stockholder herein shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Stockholder agrees, until the Expiration Date, to vote, or to cause the holder of record on any applicable record date to vote, the Shares in accordance with the Required Votes. The parties agree that the foregoing is a voting agreement.

(d)             The Buyer acknowledges and agrees that the irrevocable proxy granted by the Stockholder hereunder (to the extent granted) is limited to the Required Votes described in Section 1.1 and that the Buyer may take no action on behalf of the Stockholder pursuant to such proxy other than the casting of the Required Votes.

Section 1.7             Confidentiality. From the date hereof until the Expiration Date, the Stockholder shall not, and shall cause its Affiliates and their respective directors, officers or employees (“Affiliated Persons”) not to, disclose or publish Confidential Information (as defined below); provided, that if the Stockholder determines in good faith, after consultation with its outside counsel, that it or any of its Affiliated Persons are required by Applicable Law or stock exchange rules, the terms of a subpoena, interrogatory, civil investigative demand or similar legal process, an order of a court, government or governmental agency or authority, to disclose any Confidential Information, Stockholder agrees to, and shall instruct its Affiliated Persons to, (i) promptly notify (to the extent reasonably practicable and legally permissible) the Company and Buyer of the existence, terms and circumstances surrounding such requirement; (ii) consult with the Company and Buyer on the advisability of taking legally available steps to resist or narrow disclosure pursuant to such requirement; (iii) take commercially reasonable efforts to cooperate with the Company and Buyer, at the sole expense of the Company or Buyer, as the case may be, if the Company or Buyer seeks to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information so disclosed; and (iv) after taking the steps required by (i) through (iii), Stockholder or any of its Affiliated Persons may furnish only that portion of the Confidential Information that, in the good faith judgment of Stockholder (after consultation with outside counsel), Stockholder or its Affiliated Person is legally compelled to disclose. The term “Confidential Information” means all information, whether oral, written, graphic, photographic, electronic or otherwise (including, without limitation, any information created prior to the execution of this Agreement), furnished or made available to Stockholder or its Affiliated Persons by the Company or Buyer, including, without limitation, the existence of this Agreement, the Purchase Agreements and the other Transaction Documents as defined therein, and the terms hereof and thereof, and all notes, reports, analyses, compilations, studies and other materials prepared by Stockholder or its Affiliated Person (in whatever form maintained, whether documentary, electronic or otherwise) containing, reflecting or based upon, in whole or in part, any Confidential Information; provided that, Confidential Information does not include information that (A) is or becomes generally available to the public other than as a result of a disclosure by Stockholder or any of its Affiliated Persons in breach of this Agreement; (B) is or becomes available to Stockholder or its Affiliated Person on a non-confidential basis from a source other than the Company or its representatives, which source is not known by Stockholder or its Affiliated Person to be subject to a contractual, legal or fiduciary obligation to the Company prohibiting such disclosure; or (C) was independently developed by Stockholder or its Affiliated Person without use of or reference to the Confidential Information.

Article II

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 2.1             Representations and Warranties of the Stockholder. The Stockholder represents and warrants to Buyer as follows: (a) the Stockholder has full legal right and capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, (d) the execution and delivery of this Agreement by the Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Stockholder or the Existing Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Authority, except as would not impact the Stockholder’s ability to perform or comply with its or his obligations under this Agreement in any material respect, (e) as of the date hereof, the Stockholder beneficially owns (as such term is used in Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended) the Existing Shares and (f) as of the date hereof, the Stockholder beneficially owns the Existing Shares free and clear of any proxy or voting restriction (other than any restrictions created by this Agreement, under applicable federal or state securities laws or the Company’s organizational documents) and has voting power with respect to the Existing Shares, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Existing Shares.

Section 2.2             Representations and Warranties of Buyer. Buyer represents and warrants to the Stockholder as follows: (a) Buyer has full legal right and capacity to execute and deliver this Agreement, to perform Buyer’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by Buyer and the execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Buyer and no other company actions or proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and (d) the execution and delivery of this Agreement by Buyer does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Buyer, nor require any authorization, consent or approval of, or filing with, any Governmental Authority, except as would not impact such Buyer’s ability to perform or comply with its obligations under this Agreement in any material respect.

Section 2.3             Covenants. The Stockholder hereby agrees to promptly notify Buyer of the number of any New Shares acquired by the Stockholder after the date hereof and prior to the Expiration Date. Any New Shares shall automatically be subject to the applicable terms of this Agreement as though owned by Stockholder on the date hereof.

Article III
TERMINATION

This Agreement shall terminate and be of no further force or effect on the Expiration Date, and neither Buyer nor the Stockholder shall have any rights or obligations hereunder following such termination. Notwithstanding the preceding sentence, this Article III and Article IV shall survive any termination of this Agreement. Nothing in this Article III shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

Article IV
MISCELLANEOUS

Section 4.1             Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys’ fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Transaction is consummated.

Section 4.2             No Ownership Interest. Except as specifically provided herein, (a) all rights, ownership and economic benefits of and relating to a Stockholder’s Shares shall remain vested in and belong to the Stockholder and (b) Buyer shall have no authority to exercise any power or authority to direct or control the voting or disposition of any Shares or direct the Stockholder in the performance of its or his duties or responsibilities as a stockholder of the Company.

Section 4.3             Notices. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given if delivered personally or sent by facsimile (with confirmation of receipt, to be delivered promptly by the recipient, if so requested), by electronic mail (with confirmation of receipt, to be delivered promptly by the recipient, if so requested), by registered or certified mail, postage prepaid, by nationally recognized overnight courier service, as follows:

If to Buyer:

Partner One Capital

505 Maisonneuve West, Suite 400

Montreal, QC

Canada H3A 3C2

Attention: Legal Department

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI 53202

Attention: Benjamin Rikkers and Mike Callahan

Email: brikkers@foley.com; mcallahan@foley.com

If to the Stockholder, then to the address of the Stockholder set forth on the Stockholder’s signature page hereto, with a copy, which shall not constitute notice, to:

Evolving Systems, Inc.

800 Pyramid Court, Ste. 400

Englewood, Colorado

Attn: Matthew Stecker

Email: matthew@symbl.com

or to such other address as the Person to whom notice is to be given may have specified in a notice duly given to the sender as provided herein. Such notice, request, claim, demand, waiver, consent, approval or other communication shall be deemed to have been given (i) as of the date so delivered, telefaxed or e-mailed, (ii) one Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service, (iii) four Business Days after it is sent by registered or certified mail, and (iv) if given by any other means, shall be deemed given only when actually received by the addressees.

Section 4.4             Amendments; Waivers. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto. Any extension or waiver by any party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such party. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 4.5             Assignment. Except as contemplated by Section 1.3, this Agreement and the rights of the parties hereunder may not be assigned without the prior written consent of the other parties hereto and shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors, heirs and legal representatives. Any attempted assignment in violation of the provisions hereof shall be null and void and have no effect.

Section 4.6             No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 4.7             Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

Section 4.8             No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 4.9             Submission to Jurisdiction; Waiver of Jury Trial. Each party hereto irrevocably and unconditionally (a) accepts the jurisdiction and venue of any state or federal court sitting in the State of Delaware in any action or proceeding arising out of or related to this Agreement, (b) waives any objections which such party may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings brought in any such court and agrees not to plead or claim in any such court that such action or proceeding brought in any such court has been brought in an inconvenient forum, (c) agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 4.3; and (d) agrees that service as provided in clause (c) above is sufficient to confer personal jurisdiction over such party in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect. NO PARTY TO THIS AGREEMENT OR ANY ASSIGNEE, SUCCESSOR, HEIR OR PERSONAL REPRESENTATIVE OF A PARTY SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS OR THE DEALINGS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION 4.9 HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY HERETO THAT THE PROVISIONS OF THIS SECTION 4.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 4.10           Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the parties hereto shall each be entitled to seek equitable relief, without proof of actual damages, including an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including any order sought by a party hereto to cause another party hereto to perform its agreements and covenants contained in this Agreement), in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each party further agrees that none of the parties hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.10. Notwithstanding the foregoing, the Buyer acknowledges and agrees that it will have no claim at law or in equity against the Stockholder for breach of this Agreement if the Buyer receives the Termination Fee in accordance with the provisions of the Purchase Agreements, and that upon receipt of the Termination Fee, the Buyer shall be deemed to have forever waived any and all of its claims against the Stockholder under this Agreement, absent fraud or willful misconduct.

Section 4.11           Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware.

Section 4.12           Interpretation. The defined terms herein (including defined terms in the Purchase Agreements) shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “Articles” or “Sections” shall be deemed to be references to Articles and Sections of this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless otherwise expressly provided, wherever the consent of any Person is required or permitted herein, such consent may be withheld in such Person’s sole and absolute discretion. If any action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such action shall be made or taken on the next Business Day. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time. Unless otherwise expressly provided for in this Agreement, all dollar amounts referred to in this Agreement are stated in United States currency. The captions, titles, headings, recitals and table of contents included in this Agreement are for convenience only, and do not affect the construction or interpretation of this Agreement.

Section 4.13           Counterparts; Exchanges by Electronic Delivery. This Agreement may be executed in multiple counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. For purposes of this Agreement, facsimile signatures or signature pages by electronic mail in portable document format (PDF) shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

Section 4.14           Severability. If any provision of this Agreement or the application thereof to any Person or circumstances is held invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such Person or circumstances in any other jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable. The application of any such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 4.15           Mutual Drafting. This Agreement is the mutual product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any party hereto.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

BUYERS:	ETI-NET INC.

	By:	/s/ Dan Charron
Name: Dan Charron
Title: CEO

INVESTISSEMENTS RIV EUROPE LIMITEE

	By:	/s/ Nicolas Rivard
Name: Nicolas Rivard
Title: President

SAID HINI

/s/ Said Hini

[Signature Page to Voting Agreement]

STOCKHOLDER:	SINGER CHILDREN’S MANAGEMENT TRUST

	By:	/s/ Karen Singer
Name: Karen Singer
Title: Trustee

Address:	212 Vaccaro Drive
Cresskill NJ 07626

[Signature Page to Voting Agreement]